                                            EQU: TSX, NYSE

EQUAL ENERGY LTD. ANNOUNCES 2011 CAPITAL BUDGET AND GUIDANCE

Calgary, Alberta – (CNW – November 16, 2010) Equal Energy Ltd (“Equal” or “the Company”) is planning total capital spending of $60 million in 2011, heavily weighted to light oil drilling.  The capital spending is intended to match cash flow for 2011 and is based on price assumptions of $80 WTI, $4.25 NYMEX Natural Gas, $3.50 AECO natural gas and an exchange rate of $0.975 CAD/US.

The 2011 capital program will focus on Equal operated resource plays with the majority of the spending on the Alliance Viking and Lochend Cardium light oil plays.  Liquids rich natural gas wells are also planned in the Oklahoma Hunton resource play after the first quarter of 2011.

The 2011 capital budget is expected to deliver steady production while increasing Canadian operating netbacks and overall corporate cash flows by approximately 20 percent.  The three proven resource plays are operated by Equal so the Company has the flexibility to react quickly to variations in cash flow and increase or reduce capital spending as needed to keep debt levels constant.  The level of activity within each play will be adjusted based on commodity prices and operating netbacks.

2010 Update
The Company expects to exit 2010 with daily production between 9,100 and 9,300 boe/d.  Drilling at Lochend Cardium and Alliance Viking continues with positive results.  The first two Lochend wells continue to produce at expected rates with combined production of 145 barrels of oil per day after being on stream for over three months.  The average 90 day production for the first two Lochend wells was 142 barrels of oil per day per well.  Associated natural gas which is currently not captured has averaged 43 boe/d per well over the same 90 day period.  The 30 and 60 day average oil production rates for these two wells were 320 and 240 barrels of oil per day per well respectively.  Natural gas infrastructure is planned for the Lochend area in 2011.  A third Lochend well has been completed and tested and will be on stream by the end of November.  A fourth well is currently drilling.

At Alliance, the 30 day average of the first well put on stream in October was 109 boe/d.  A second well has been completed and is on stream with a first 10 day average production of 142 boe/d.  Two additional Viking wells are planned to be tied in by the end of November, one Viking well is currently awaiting completion and the sixth well is drilling.

One well has been completed and put on production in the Hunton Oklahoma play.  This well is currently in the de-watering phase with production inclining from a current level of 500 thousand cubic feet per day of liquids rich natural gas.

Equal’s $125 million bank operating facility has been reviewed and approved by the banks at their interim review.  The next scheduled review is in the first quarter of 2011 when year-end 2010 reserves are available.

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 56 percent crude oil and natural gas liquids and 44 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. In particular, drilling plans, on-production dates and production continuity are particularly subject to uncertainties and uncontrollable events such as surface access, rig availability, equipment availability, weather conditions, changes in geological interpretation, and other factors.  Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

All dollar values are in Canadian dollars unless otherwise stated.

For information, please contact:

Don Klapko                                                                           Dell Chapman
President and CEO                                                               Chief Financial Officer
(403) 836-8373                                                                   (403) 538-3580